

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 7, 2008

VIA U.S. MAIL

Kirk Hanson
Chief Financial Officer
Fortified Holdings Corp.
125 Elm Street
New Canaan, CT 06840

> **RE: Fortified Holdings Corp.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-51936**

Dear Mr. Hanson:

We have completed our review of your Form 10-KSB and the related amendment and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief